Exhibit 4

The following is an unofficial English Translation of the French document.


                                      HAVAS
 A corporation (societe anonyme) with registered capital of 171,552,757.20 euros
            Registered Office:  2 allee de Longchamp, 92150 Suresnes
335 480 265 RCS (Registre du Commerce et des societes - Registry of Commerce and
                     Companies) of Nanterre. - APE:  744 B.

Supplement to the consolidated financial statements of the first half 2005 disclosed on October 10, 2005 in pages 24257 to 24267 of the "Bulletin des Annonces legales obligatoires".

    Report on the activity and the consolidated income of the first half 2005

1. Accounting principles

In application of the European Regulation 1606/2002 of July 19, 2002 relating to international accounting standards, the consolidated financial statements of the Havas Group ("the Group" or "Havas") for the financial year ended December 31, 2005 will be prepared in compliance with international accounting standards IAS / IFRS applicable at December 31, 2005 such as approved by the European Union. 2005 financial statements will be the first ones to be disclosed in IAS/IFRS. Comparative 2004 financial accounts will also be prepared under the same principles.

In accordance with the recommendations of the French Stock Market Authority (Autorite des Marches Financiers) relating to the disclosure of interim financial statements for the first year of application of IFRS, Havas' consolidated financial statements of the interim period ended at June 30, 2005 have been prepared in compliance with IFRS as known at this date, excluding the application of IAS 34 "Interim financial reporting".

Consolidated accounts as at June 30, 2005, June 30, 2004, and December 31, 2004 have been adjusted to IFRS as follows:

- IFRS and its interpretations applicable as at December 31, 2005, as known to date;
- resolution that the Group anticipates to date, relating to technical issues and ongoing projects still being discussed within IASB and IFRIC, and which could be applicable to 2005 financial statements ;
- options retained and exemptions used which are expected to be the same for the preparation of the Group's 2005 IFRS consolidated accounts.

For all these reasons, the pro forma balance sheet under IFRS as at December 31, 2004 may not correspond to the balance sheet to be used for the preparation of the 2005 financial statements. Moreover, the first half 2004 and 2005 consolidated income statements under IFRS may be modified for future reporting.

The impact of the switch of 2004 accounts from French GAAP to IFRS has already been disclosed in the 2004 annual report ("Document de reference").

2. Group activity

Since the beginning of 2005, Havas activity has steadily improved with organic growth of 1.4% and 2.2%, in the first and second quarter, respectively.

On unadjusted figures, the revenue of the first half 2005 amounted to (euro)700 million against (euro)748 million for the first half 2004.

The improvement of the organic growth between the first and second quarter 2005 was due to a good performance in traditional advertising and the media business. At the beginning of September 2005, it was announced that the Volkswagen creative account in the U.S. held by Arnold was lost in favour of a local American agency.



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3. Consolidated income

Operating income amounted to (euro)75 million in first half 2005 against
(euro) 79 million in first half 2004, reflecting an operating margin on revenue of 10.8% against 10.6% in first half 2004. This limited improvement results from the net negative impact of the non-recurring "Other operating items" amounting to (euro) 3 million, against a net positive impact of (euro) 4 million for the first half 2004.

Net financial loss amounted to (euro)22 million against (euro)34 million for the first half 2004, mainly due to the material decrease in indebtedness costs, following a buy-back of a significant portion of the 2006 OCEANEs made possible by the rights issue completed in October 2004.

Consolidated net income, Group share, amounted to (euro)34 million against
(euro) 22 million for the first half 2004. Diluted earnings per share amounted to (euro) 0.08, a 16% increase against the (euro) 0.07 per share in first half of 2004.

4. First half 2005 balance sheet and cash flow statement

Net debt at June 30, 2005 amounted to (euro) 492 million against (euro )308 million at December 31, 2004. In first half 2005, the main cash flow items were the following:

- A negative variation of (euro) 193 million in working capital requirement, mainly resulting from an unfavourable seasonality effect in media operations,
- Capital expenditures were well controlled at (euro) 18 million during the period; this amount was partially covered by the proceeds from disposals of assets (including two buildings) of (euro) 14 million,
- Financial investments mainly comprised Earn-out and Buy-out obligations amounting to (euro) 37 million,
- The (euro) 30 million dividend payment on 2004 profits based on a higher number of shares following the rights issue in October 2004.

5. Net income of Havas SA

The holding company net income for first half 2005 amounted to (euro) 3 million.

6. 2005 Outlook

The Havas Board of Directors considers that this beginning of the Group's recovery must be pursued and amplified.

The Group's results need to be significantly improved by a combination of revenue growth, translating into increased market share, with a substantial rise in profitability.

The Board of Directors has confidence in the proven ability of Havas' teams to rise to all these challenges.




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